EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
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                    ENTERS INTO FINANCIAL ADVISORY AGREEMENT
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                    WITH CREDIT SUISSE ADVISORY PARTNERS A.G.
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BEIJING,  December 21, 2004 - Sinovac Biotech Ltd.  ("Sinovac")  ("the Company")
(AMEX: SVA) is pleased to announce that it has entered into a Financial Advisory Agreement with Credit Suisse Advisory Partners AG, a 100%-owned subsidiary of Credit Suisse Group headquartered in Zurich, Switzerland, whereby Credit Suisse Advisory Partners will act as the Company's exclusive financial advisor. Credit Suisse Group is a leading global financial services company.

About Sinovac Biotech Ltd.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, "SARS", and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac has three vaccines that have completed all three phases of clinical trials - Hepatitis A, Hepatitis A&B combined, and influenza (flu). The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China and applications have been filed for its sale in nine other countries to date. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), is expected to receive approval to commence sales in China soon and to achieve similar sales growth to Healive(TM). The flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the SFDA (Chinese FDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of the flu vaccine production line. Since demand for a safe and effective flu vaccine in China greatly outstrips supply, sales are expected to escalate rapidly. Furthermore, since individuals are vaccinated against the flu on an annual basis, demand will remain high every year.

Sinovac is currently the only company in the world to be conducting clinical trials for a vaccine to prevent SARS. The Company is also developing a vaccine targeting avian flu in partnership with the China Center of Disease Control
(CDC).

For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.